UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Information Contained in this Form 6-K Report

Submission of Matters to a Vote of Security Holders.

On March 7, 2025, Lion Group Holding Ltd. (the “Company”) held the Company’s Extraordinary Meeting of Shareholders (the “EGM”). Five items of business were acted upon by the Company’s shareholders at the EGM, each of which was approved by the shareholders. The voting results were as follows:

Proposal No. 1.A. To approve that each 1,000 shares of the Company with a par value of US$0.0000001 shall be consolidated into one share of a par value of US$0.0001 with the result of an authorised capital of US$5,000,000 divided into 50,000,000,000 shares with a nominal value of US$0.0001 each, comprising (a) 40,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each; (b) 7,500,000,000 Class B Ordinary Shares of a par value of US$0.0001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0001 each.

Share Class	For	Against	Abstain
A1	31,130,523	33,589,100	204,150
B2	65,387,845	-	-

1.	Each Class A Ordinary Share is entitled to one vote per Share.

2.	Each Class B Ordinary Share is entitled to ten thousand votes per Share.

Proposal No. 2.A. To approve that the Company’s authorised capital shall increase by US$15,000,000, to be divided into 150,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, with the result of an authorised capital of US$20,000,000, shares with a nominal value of US$0.0001 each, comprising (a) 190,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each; (b) 7,500,000,000 Class B Ordinary Shares of a par value of US$0.0001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0001 each.

Share Class	For	Against	Abstain
A1	30,289,223	34,430,400	204,150
B2	65,387,845	-	-

1.	Each Class A Ordinary Share is entitled to one vote per Share.

2.	Each Class B Ordinary Share is entitled to ten thousand votes per Share.

Proposal No. 2B. To approve that Section 6 of the fifth amended and restated memorandum of association of the Company being replaced with the following:

“6. The capital of the Company is US$20,000,000 divided into 200,000,000,000 shares with a nominal or par value of US$0.0001 each, comprising (a) 190,000,000,000 Class A Ordinary Shares of a par value of US$ 0.0001 each; (b) 7,500,000,000 Class B Ordinary Shares of a par value of US$0.0001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0001 each. Subject to the Companies Act and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided. Shares and other securities of the Company may be issued by the Directors with such preferred, deferred or other special rights, restrictions or privileges whether in regard to voting, distributions, a return of capital, or otherwise and in such classes and series, if any, as the Directors may determine.”

Share Class	For	Against	Abstain
A1	30,287,323	34,282,200	354,250
B2	65,387,845	-	-

1.	Each Class A Ordinary Share is entitled to one vote per Share.

2.	Each Class B Ordinary Share is entitled to ten thousand votes per Share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2025	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

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